Exhibit 99.1

ZHONGCHAO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 and December 31, 2020

(Expressed in U.S. dollar, except for the number of shares and per share data)

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$12,664,392	$15,072,947
Short-term investments	2,934,208	2,032,928
Accounts receivable, net	10,422,980	10,321,837
Prepayments	139,202	554,298
Loan due from a third party	1,390,000	-
Other current assets	1,613,051	1,613,408
Total Current Assets	29,163,833	29,595,418

Investment in a limited partnership	1,273,561	1,258,787
Property and equipment, net	2,811,331	1,997,761
Deposit and prepayment for properties	1,661,784	700,884
Prepayments for lease of land	360,332	367,588
Intangible assets, net	32,625	34,973
Right of use assets	158,656	65,137
Deferred tax assets	1,291,333	795,547
Total Assets	$36,753,455	$34,816,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$469,244	$408,426
Advances from customers	77,002	6,760
Income tax payable	2,016,754	1,523,175
Operating lease liabilities, current portion	130,949	62,160
Accrued expenses and other liabilities	927,863	981,433
Total Current Liabilities	3,621,812	2,981,954

Operating lease liabilities, noncurrent portion	12,764	-
Total Liabilities	3,634,576	2,981,954

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,435,423 shares issued and outstanding at June 30, 2010 and December 31, 2020, respectively)	1,944	1,944
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively)	550	550
Additional paid-in capital	22,864,656	22,775,154
Statutory reserve	801,502	801,502
Retained earnings	8,341,337	7,339,778
Accumulated other comprehensive income	1,108,890	915,213
Total Shareholders’ Equity	33,118,879	31,834,141

Total Liabilities and Shareholders’ Equity	$36,753,455	$34,816,095

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Six Months Ended June 30,
	2021	2020
Revenues	$8,615,572	$8,462,250
Cost of revenues	(3,147,596)	(2,840,759)
Gross Profit	5,467,976	5,621,491

Operating Expenses
Selling and marketing expenses	(1,957,522)	(1,725,651)
General and administrative expenses	(2,235,044)	(1,611,364)
Research and development expenses	(416,077)	(404,111)
Total Operating Expenses	(4,608,643)	(3,741,126)

Income from Operations	859,333	1,880,365

Interest income, net	65,795	78,360
Other income, net	119,043	3,846
Income Before Income Taxes	1,044,171	1,962,571

Income tax expenses	(42,612)	(522,479)

Net Income	1,001,559	1,440,092

Net loss attributable to noncontrolling interests	-	18,232

Net Income Attributable to Zhongchao Inc.’s shareholders	$1,001,559	$1,458,324

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	193,677	(227,756)
Comprehensive Income	1,195,236	1,212,336

Total comprehensive loss attributable to noncontrolling interests	-	18,232
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$1,195,236	$1,230,568

Weighted average number of ordinary share outstanding
Basic and Diluted	24,933,138	23,913,351

Earnings per share
Basic and Diluted	$0.04	$0.06

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2021

	Ordinary share				Additional			Accumulated other
	Class A		Class B		paid-in	Statutory	Retained	comprehensive	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	equity
Balance as of December 31, 2020	19,435,423	$1,944	5,497,715	$550	$22,775,154	$801,502	$7,339,778	$915,213	$31,834,141
Share-based compensation expenses	-	-	-	-	89,502	-	-	-	89,502
Net income	-	-	-	-	-	-	1,001,559	-	1,001,559
Foreign currency translation adjustments	-	-	-	-	-	-	-	193,677	193,677
Balance as of June 30, 2021	19,435,423	$1,944	5,497,715	$550	$22,864,656	$801,502	$8,341,337	$1,108,890	$33,118,879

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2020

	Attributable to Zhongchao Inc.’s Shareholders
	Ordinary share				Additional			Accumulated other	Non-
	Class A		Class B		paid-	Statutory	Retained	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	in capital	Reserve	earning	loss	interest	equity
Balance as of December 31, 2019	16,102,420	$1,610	5,497,715	$550	$12,044,855	$415,813	$3,267,087	$(344,771)	$(46,617)	$15,338,527
Share-based compensation expenses	-	-	-	-	82,482	-	-	-	-	82,482
Issuance of Class A Ordinary Shares pursuant to initial public offering, net of issuance costs	3,315,003	332	-	-	10,626,157	-	-	-	-	10,626,489
Net income (loss)	-	-	-	-	-	-	1,458,324	-	(18,232)	1,440,092
Foreign currency translation adjustments	-	-	-	-	-	-	-	(227,756)	-	(227,756)
Balance as of June 30, 2020	19,417,423	$1,942	5,497,715	$550	$22,753,492	$415,813	$4,725,411	$(572,527)	$(64,849)	$27,259,834

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net income	1,001,559	1,440,092
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	143,028	83,874
Writing off accounts receivable	323,524	209,751
Amortization of right of use assets	139,217	88,059
Recognition of share-based compensation expenses	89,502	82,482
Deferred tax benefits	(485,654)	(165,829)
Equity investment loss	43	-
Changes in fair value of short-term investments	(62,533)	-
Changes in operating assets and liabilities:
Accounts receivable	(303,213)	(3,671,578)
Prepayments	420,735	(352,680)
Other current assets	10,626	(789,198)
Accounts payable	64,575	112,638
Advances from customers	68,888	11,604
Income tax payable	474,650	685,715
Accrued expenses and other liabilities	(120,956)	753
Lease liabilities	(151,123)	(108,184)
Deferred government grants	1,127	-
Net Cash Provided by (Used in) Operating Activities	1,613,995	(2,372,501)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Six Months Ended June 30, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
Cash Flows from Investing Activities:
Purchases of property and equipment	(1,874,496)	(140,388)
Loan to a third party	(1,390,000)	-
Investments in short-term investments	(838,747)	-
Net Cash Used in Investing Activities	(4,103,243)	(140,388)

Cash Flows from Financing Activities:

Proceeds from issuance of common stocks in connection with initial public offering, net off issuance costs	-	11,497,654
Net Cash Provided by Financing Activities	-	11,497,654

Effect of exchange rate changes on cash and cash equivalents	80,693	(104,265)

Net (decrease) increase in cash and cash equivalents	(2,408,555)	8,880,500
Cash and cash equivalents at beginning of period	15,072,947	7,832,552
Cash and cash equivalents at end of period	$12,664,392	$16,713,052

Supplemental Cash Flow Information
Cash paid for income tax	$41,112	$2,593

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$199,505	$157,906

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying condensed consolidated financial statements include the financial statements of Zhongchao Inc. (“Zhongchao Cayman”, or the “Company”), its subsidiaries and variable interest entity (together with or without its subsidiary, “VIE”) and VIE’s subsidiaries for which the Company or its subsidiaries are the primary beneficiaries. The Company provides customized medical courses and customized medical training services to medical associations, pharmaceutical enterprises, medical institutions, medical journals, medical foundations, hospitals and etc. in the PRC.

In May 2021, VIE launched the patient management service focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin Medical Technology Co., Ltd. ("Zhongxin"). In July 2021, VIE established a new subsidiary Ningxia Zhongxin Internet Hospital Co., Ltd. ("Zhongxin Ningxia") under Zhongxin.  Zhongxin Ningxia will build an internet hospital focusing on inpatient management services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial information including the condensed consolidated financial statements and footnotes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 included in the Company’s Form 20-F filed with the SEC on April 30, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results for the year ending December 31, 2021 or any future periods.

(b)	Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the six months ended June 30, 2021 and 2020, the Company wrote off $323,524 and $209,751 against accounts receivable as the Company evaluated it is remote to collect the balance. As of June 30, 2021 and December 31, 2020, there were no allowances for doubtful accounts balances for accounts receivable.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

Advances from customers consists of payments received related to unsatisfied performance obligations at the end of the period.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs for obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Medical training and education services

VIE designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point of provision of services. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when VIE delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to VIE. The fees are fixed and determinable at the inception of the services.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Revenue recognition (continued)

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where VIE engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, VIE has the ability to direct these experts to provide medical training services for VIE. Therefore, VIE is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. VIE is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of VIE, except for little digital space on VIE’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.

Assistance in operation of patient-aid projects

VIE is engaged by NFPs to assist in the operation of patient-aid projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. VIE is responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works (such programs with these plug-in features are hereinafter referred as the “patient-aid projects”). The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which VIE provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance or after the services are provided.

Other consulting services

VIE also provides consulting services to its customers, including drafting research papers and providing other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when VIE delivers services to the customers. Fees are generally collected after provision of services. For the six months ended June 30, 2021 and 2020, the Company generated minimal amount from other consulting services.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, salary and welfare expenses incurred by the key members of the editorial, design and production team, and labor cost for patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other media expenses were incurred by VIE’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling, accommodation and media expenses are well budgeted before any agreements entered into by VIE and the customers. Therefore, such expenses are well covered by the customers under those agreements. VIE is not reimbursed by the customers separately.

(e)	Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended June 30, 2021 and 2020, the Company had no dilutive shares.

(f)	Share-based compensation

Share-based awards granted to the Company’s employees and one non-employee are measured at fair value on grant date and measurement date, respectively, and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the equity value of the Company (Note 11), expected life, expected volatility and expected forfeiture rates.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Significant risks and uncertainties

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2021, the Company held cash and cash equivalents of $12,664,392, of which $7,565,882 were deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $77,400). As of June 30, 2021, the Company held cash and cash equivalents of $4,301,393 deposited in the banks located in Hong Kong and Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance, and held cash and cash equivalents of $797,117 deposited in the banks located in the U.S. which are insured by FDIC up to $250,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and also continually monitors their worthiness.

VIE’s operations are carried out in China. Accordingly, VIE’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, VIE’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SHORT-TERM INVESTMENTS

As of June 30, 2021 and December 31, 2020, the balance of short-term investments represented certain equity securities of listed companies purchased through various open market transactions invested by the Company during the relevant periods. The short-term investments are trading securities. They are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statement of income and comprehensive income. Loss from such short-term investment amounted to $62,533 and $nil for the six months ended June 30, 2021 and 2020, respectively.

4.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Prepaid advertising expense (i)	$-	$1,033,280
Deferred contract costs (ii)	800,461	272,804
Office rental deposit	98,159	86,287
Interest receivable	29,945	32,416
Prepaid rental fees	54	15,827
Prepaid consulting service fees	468,302	78,627
Others	216,130	94,167
	$1,613,051	$1,613,408

(i)	As of December 31, 2020, the balance of prepaid advertising expenses represents payments of advertising expenses to three vendors. Among the balance of $1,033,280 as of December 31, 2020, $459,235 was subsequently refunded from the vendor to VIE as VIE suspended cooperation with the vendor, and the remaining was expensed during the six months ended June 30, 2021 with the services provided by the vendors.

(ii)	As of June 30, 2021 and December 31, 2020, the balances of deferred contract costs represented the travel and media expenses which were directly related to certain contracts with customers. The costs and expenses were incurred so that VIE would fulfil its performance obligation committed to its customers and were expected to be recovered.

5.	LOAN DUE FROM A THIRD PARTY

During the six months ended June 30, 2021, the Company provided a loan in the amount of $1,390,000 to a third party with a term of 12 months. The loan bears an interest rate of 2% per annum. The loan was made to earn interest income from the idle cash. Subsequently, the third party has repaid $100,000 to the Company.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Property	$2,768,607	$1,828,092
Office equipment	453,759	449,246
Vehicle	35,530	34,351
Less: accumulated depreciation	(446,565)	(313,928)
	$2,811,331	$1,997,761

As of June 30, 2021, the balance of property was comprised of office campus and facilities in Beijing of $1,849,611 and in Japan of $918,996. As of December 31, 2020, the balance of property was comprised of office campus and facilities in Beijing of $1,828,092.

Depreciation expenses totaled $128,716 and $71,314 for the six months ended June 30, 2021 and 2020, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Other tax payable	$684,930	$777,810
Accrued payroll	198,263	159,350
Other current liabilities	44,670	44,273
	$927,863	$981,433

Other tax payable

Other tax payables consist of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Value added tax payable	$664,890	$740,894
Local taxes payable	20,040	36,916
	$684,930	$777,810

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

The PRC Corporate Income Tax (“CIT”) is calculated based on the taxable income determined under the applicable CIT Law and its implementation rules, which became effective on January 1, 2008. CIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

USA

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 13%. The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, No material impact on the Company is expected based on our analysis. The Company will continue to monitor the potential impact going forward.

Income tax expenses consist of the following:

	For the six months ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Current income tax expenses	$(528,266)	$(688,308)
Deferred income tax benefits	485,654	165,829
	$(42,612)	$(522,479)

Deferred tax assets as of June 30, 2021 and December 31, 2020 consist of the following:

	June 30, 2021	December 31, 2020
	(unaudited)
Excess advertising expense	$820,649	$699,717
Deferred intangible assets amortization	21,573	22,983
Net operating loss carrying forward	369,709	7,666
Share-based compensation	79,402	65,181
	$1,291,333	$795,547

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAXES (CONTINUED)

As of June 30, 2021 and December 31, 2020, the Company had net operating loss carryforwards of $2,654,794 and $36,538, respectively. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2021, the valuation allowance was of $9,425 against the deferred tax assets arising from net operating losses of one subsidiary as the management’s assessed that it will not realize the deferred tax asset. As of December 31, 2020, there was no valuation allowance against the deferred tax assets based upon management’s assessment that it is more likely than not that there will be realization of the deferred tax asset.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021 and December 31, 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

9.	RELATED PARTY TRANSACTIONS AND BALANES

As of June 30, 2021 and December 31, 2020, the Company had no outstanding balances due from or due to related parties.

For the six months ended June 30, 2021 and 2020, the Company did not enter into any transactions with related parties.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	EQUITY

Restricted net assets

As of June 30, 2021 and December 31, 2020, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $12,352,859 and $12,088,293, respectively.

11.	STOCK BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value

Unvested at December 31, 2020	427,076	$2.54
Granted	-	$-
Vested	(3,000)	$2.42
Unvested at June 30, 2021	424,076	$2.54

On July 13, 2020, the Company granted and issued 18,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2020. The restricted shares were vested on a straight line basis over the service period, and will be transferable after a lock-up period of six months. As of June 30, 2021 and December 31, 2020, 18,000 and 15,000 shares were vested, respectively. The grant-date value of each restricted share units was $2.42 by reference to the closing price of the Company’s Class A Ordinary Share on July 13, 2020, and the total fair value of these restricted Class A Ordinary Share units aggregated $43,560.

For the six months ended June 30, 2021 and 2020, the Company had stock-based compensation expenses of $89,502 and $82,482, respectively. As of June 30, 2021, the Company expected to incur stock based compensation expenses of $580,935 over a weighted average period of 4.1 years.

ZHONGCHAO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of June 30, 2021, the Company leases offices space under certain non-cancelable operating lease arrangements, five of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	June 30, 2021	December 31, 2020
	(unaudited)
Rights of use lease assets	$158,656	$65,137

Operating lease liabilities, current	$130,949	$62,160
Operating lease liabilities, noncurrent	12,764	-
Total operating lease liabilities	$143,713	$62,160

As of June 30, 2021 and December 31, 2020, the weighted average remaining lease term was 0.90 years and 0.39 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expense for the six months ended June 30, 2021 and 2020 were $153,841 and $141,074, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

June 30, 2021
(unaudited)
Six months ending December 31, 2021	$131,964
Year ending December 31, 2022 and thereafter	17,700
Total lease payments	149,664
Less: imputed interest	(5,951)
Present value of lease liabilities	$143,713

13.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through November 12, 2021, the date on which these condensed consolidated financial statements were issued, and the management determined that no subsequent events that require recognition and disclosure in the condensed consolidated financial statements.